FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 7, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes      No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2009 second quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Announces 2009 Second Quarter Results

The Financial and Operational Information Contained in This Press Release Is Based on Unaudited Consolidated Condensed Interim Financial Statements Presented in U.S. Dollars (US$) and Prepared in Accordance With International Financial Reporting Standards (IFRS), as Issued by the International Accounting Standard Board (IASB) and Adopted by the European Union

LUXEMBOURG--(Marketwire - August 05, 2009) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) ("Tenaris") today announced its results for the quarter and semester ended June 30, 2009 with comparison to its results for the quarter and semester ended June 30, 2008.

Summary of 2009 Second Quarter Results

(Comparison with first quarter of 2009 and second quarter of 2008)

	Q2 2009	Q1 2009		Q2 2008
Net sales (US$ million)	2,096.3	2,434.3	(14%)	3,110.1	(33%)
Operating income (US$ million)	436.8	685.6	(36%)	816.0	(46%)
Net income (US$ million)	336.4	393.1	(14%)	1,030.0	(67%)
Shareholders’ net income (US$ million)	343.3	366.0	(6%)	987.5	(65%)
Earnings per ADS (US$)	0.58	0.62	(6%)	1.67	(65%)
Earnings per share (US$)	0.29	0.31	(6%)	0.84	(65%)
EBITDA (US$ million)	563.1	807.4	(30%)	948.3	(41%)
EBITDA margin (% of net sales)	27%	33%		30%

Our results in the second quarter reflect significantly lower demand for our products and services in the light of the evolving global economic crisis and its impact on the activities of our customers. Shipments of tubular products fell 47% year on year and 19% sequentially, with the US and European markets being particularly affected. Our operating margins, particularly in our North American welded pipe operations, are being affected by very low production levels and our decision to maintain our industrial system and human resources prepared for the future recovery in demand. Our net income decreased 67% compared to the second quarter of 2008, however a significant part of this decrease is related to one-off gains recorded on the sale of subsidiaries in the second quarter of last year. Our net income for continuing operations, declined 44% compared to the second quarter of 2008. However, our cash flow from operations was strong as we reduced our investment in working capital by US$787.5 million. Consequently our net financial debt (total financial debt less cash and other current investments) decreased by US$659.8 million to US$121.9 million during the quarter after paying a dividend of US$354.2 million in June.

During the quarter, we re-presented the results of our Venezuelan operations that are in the process of being nationalized as discontinued operations.

Market Background and Outlook

Following their collapse in the second half of 2008 to a low of around US$30 per barrel at the end of the year, global oil prices have risen during the first half of 2009 and have reached the level of US$60-70 per barrel. This reflects increased optimism for a recovery in global economic growth led by China together with an expected decline in non-OPEC production and ongoing OPEC actions to cut production. North American gas prices, however, have fallen during the first half of 2009 to current levels of around US$3.50 per million BTU as the carry over of 2008 US production increases combined with reduced demand has resulted in high levels of gas in storage.

The international count of active drilling rigs, as published by Baker Hughes, continued to decline during the second quarter. It averaged 982 during the second quarter of 2009, 4% lower than the first quarter of 2009 and 9% lower than the same quarter of the previous year. The corresponding rig count in USA, which is more sensitive to North American gas prices, fell sharply in the first half and is now down 56% from its high in September 2008 but has shown signs of stabilizing in recent weeks. It averaged 936 during the second quarter, 29% lower than the first quarter of 2009 and 50% lower than the second quarter of 2008. In Canada, the corresponding rig count, which is affected by seasonal drilling patterns, averaged 90 during the quarter, a decrease of 47% compared to second quarter of 2008 and its lowest level since 1993.

Demand for our pipes from the global energy industry has been affected by the decline in oil and gas drilling activity and the actions taken by customers to adjust to reduced cash flows and a less favorable market outlook, including procurement delays and cancellations and the postponement of new project activity. Demand in the US and Canada has been further affected by extraordinarily high levels of OCTG inventories. Demand for pipes from the industrial and power generation segments remain at low levels.

We expect shipments for our large-diameter pipes for pipeline projects in South America, in the second half of the year, to remain close to the levels shown during the first half, however the order backlog continues to decline as new projects are postponed.

Steel and steelmaking raw material costs have stabilized and in recent weeks have shown some increase. However our costs, particularly at our North American welded pipe operations, will continue to be adversely affected by low production levels and the high cost of raw material inventories procured under different market conditions, partially offset by the actions taken to reduce our structural costs.

With low levels of demand likely to persist until the end of the year and prices adjusting downwards we expect that our sales and operating income will be lower in the second half of the year than the first. We expect that there will be a recovery in our shipments going into 2010 but that our revenues may not recover to the same extent considering the lagged effect of price declines in our results.

Analysis of 2009 Second Quarter Results

Sales volume (metric tons)	Q2 2009	Q2 2008	Increase/(Decrease)
Tubes – Seamless	497,000	771,000	(36%)
Tubes – Welded	65,000	270,000	(76%)
Tubes – Total	562,000	1,041,000	(46%)
Projects – Welded	90,000	170,000	(47%)
Total	652,000	1,211,000	(46%)

Tubes	Q2 2009	Q2 2008	Increase/(Decrease)
(Net sales - $ million)
North America	661.0	986.5	(33%)
South America	244.9	304.1	(19%)
Europe	222.3	480.8	(54%)
Middle East & Africa	452.7	565.6	(20%)
Far East & Oceania	137.8	187.1	(26%)
Total net sales ($ million)	1,718.7	2,524.1	(32%)
Cost of sales (% of sales)	57%	56%
Operating income ($ million)	385.0	706.2	(45%)
Operating income (% of sales)	22%	28%

Net sales of tubular products and services decreased 32% to US$1,718.7 million in the second quarter of 2009, compared to US$2,524.1 million in the second quarter of 2008, as a 46% decrease in volumes was partially offset by higher average selling prices. In North America, although demand remained firm in Mexico, it declined precipitously in the USA as it was affected by the decline in drilling activity and by the extraordinary high level of OCTG inventories following the previous surge in imports from China. Sales in South America were affected by lower demand in Venezuela and Argentina. In Europe, sales were affected by lower demand from the industrial sector, lower demand from distributors serving the process plant sector and lower sales of OCTG in Romania. Sales in the Middle East and Africa were affected by lower sales of OCTG products in North Africa and the Caspian region. Sales in the Far East & Oceania were lower throughout the region.

Projects	Q2 2009	Q2 2008	Increase/(Decrease)
Net sales ($ million)	254.4	368.1	(31%)
Cost of sales (% of sales)	75%	71%
Operating income ($ million)	45.5	77.6	(41%)
Operating income (% of sales)	18%	21%

Net sales of pipes for pipeline projects decreased 31% to US$254.4 million in the second quarter of 2009, compared to US$368.1 million in the second quarter of 2008, reflecting a decrease in shipments to gas and other pipeline projects in Brazil and Argentina, partially offset by higher average selling prices.

Others	Q2 2009	Q2 2008	Increase/(Decrease)
Net sales ($ million)	123.2	218.0	(43%)
Cost of sales (% of sales)	78%	72%
Operating income ($ million)	6.3	32.5	(81%)
Operating income (% of sales)	5%	15%

Net sales of other products and services decreased 43% to US$123.2 million in the second quarter of 2009, compared to US$218.0 million in the second quarter of 2008. Although demand for our Brazilian industrial equipment business remained firm, demand for our U.S. electric conduit business was substantially lower and sales of sucker rods were affected by lower activity. Our Venezuelan HBI operation was re-presented as discontinued operation.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 18.9% in the quarter ended June 30, 2009, compared to 15.1% in the corresponding quarter of 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Net interest expenses decreased to US$16.3 million in the second quarter of 2009 compared to US$17.5 million in the same period of 2008, as we reduced our net debt.

Other financial results generated a loss of US$15.9 million during the second quarter of 2009, compared to a gain of US$4.2 million during the second quarter of 2008. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries' functional currencies (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$66.5 million in the second quarter of 2009, compared to a gain of US$48.1 million in the second quarter of 2008. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$114.5 million in the second quarter of 2009, equivalent to 28% of income before equity in earnings of associated companies and income tax, compared to US$219.3 million in the second quarter of 2008, equivalent to 27% of income before equity in earnings of associated companies and income tax. Our tax rate for the quarter was lower than the one posted in the first quarter, as we incurred losses in subsidiaries located in countries with higher than average tax rates. The result in the second quarter of 2008 benefited from a tax reduction equivalent to US$28.3 million incurred on the reversal of deferred taxes in Italy due to the anticipated payment of taxes at a reduced rate.

Results for discontinued operations generated a loss of US$20.2 million in the second quarter of 2009, related to our businesses in Venezuela that are in the process of being nationalized. In the second quarter of 2008, we registered a gain of US$398.5 million, out of which US$394.3 million were from the sale of Hydril's pressure control business.

Results attributable to minority interest amounted to a loss of US$6.8 million in the second quarter of 2009, as losses were incurred at our NKKTubes subsidiary and at our Venezuelan subsidiaries, partially offset by the results at our Confab subsidiary. Second quarter 2008 minority interest amounted to US$42.6 mainly reflecting positive results at Confab and NKKTubes.

Cash Flow and Liquidity

Net cash provided by operations during the second quarter of 2009 was US$1.1 billion (US$1.9 billion in the first half), compared to US$274.0 million in the second quarter of 2008 (US$842.9 million in the first half). Working capital decreased by US$787.5 million during the second quarter, as we reduced our trade receivables by US$498.4 million and our inventories by US$412.9 million, which was partially offset by a decrease in trade payables and customer advances amounting to US$117.0 million.

Capital expenditures amounted to US$106.5 million in the second quarter of 2009 ($226.3 million in the first half), compared to US$116.9 million in the second quarter of 2008 (US$205.4 million in the first half).

During the first half of 2009, total financial debt decreased by US$1.0 billion to US$2.0 billion at June 30, 2009 from US$3.0 billion at December 31, 2008. Net financial debt during the first half of 2009 decreased by US$1.3 billion to US$121.9 million at June 30, 2009.

Analysis of 2009 First Half Results

Net income attributable to equity holders in the company during the first semester of 2009 was US$709.3 million, or US$0.60 per share (US$1.20 per ADS), which compares with net income attributable to equity holders in the company during the first semester of 2008 of US$1,460.5 million, or US$1.24 per share (US$2.47 per ADS). Operating income was US$1,122.4 million, or 25% of net sales during the first semester of 2009, compared to US$1,524.6 million, or 27% of net sales during the fist semester of 2008. Operating income plus depreciation and amortization for this semester was US$1,370.5 million, or 30% of net sales, compared to US$1,789.3 million, or 31% of net sales during the first semester of 2008.

Sales volume (metric tons)	H1 2009	H1 2008	Increase/(Decrease)
Tubes – Seamless	1,076,000	1,457,000	(26%)
Tubes – Welded	175,000	552,000	(68%)
Tubes – Total	1,251,000	2,009,000	(38%)
Projects – Welded	174,000	302,000	(42%)
Total	1,424,000	2,311,000	(38%)

Tubes	H1 2009	H1 2008	Increase/(Decrease)
(Net sales - $ million)
North America	1,676.8	1,819.1	(8%)
South America	494.3	528.8	(7%)
Europe	484.9	928.4	(48%)
Middle East & Africa	848.0	1,041.3	(19%)
Far East & Oceania	305.4	363.7	(16%)
Total net sales ($ million)	3,809.4	4,681.2	(19%)
Cost of sales (% of sales)	55%	55%
Operating income ($ million)	1,026.3	1,342.0	(24%)
Operating income (% of sales)	27%	29%

Net sales of tubular products and services decreased 19% to US$3,809.4 million in the first half of 2009, compared to US$4,681.2 million in the first half of 2008, due to a sharp reduction in volumes, which was partially offset by higher average selling prices, reflecting in part a higher proportion of sales of specialized high-end products.

Projects	H1 2009	H1 2008	Increase/(Decrease)
Net sales ($ million)	476.6	639.8	(26%)
Cost of sales (% of sales)	72%	71%
Operating income ($ million)	94.5	128.9	(27%)
Operating income (% of sales)	20%	20%

Net sales of pipes for pipeline projects decreased 26% to US$476.6 million in the first half of 2009, compared to US$639.8 million in the first half of 2008, reflecting lower deliveries in Brazil and Argentina to gas and other pipeline projects.

Others	H1 2009	H1 2008	Increase/(Decrease)
Net sales ($ million)	244.7	389.4	(37%)
Cost of sales (% of sales)	84%	72%
Operating income ($ million)	1.6	53.7	(97%)
Operating income (% of sales)	1%	14%

Net sales of other products and services decreased 37% to US$244.7 million in the first half of 2009, compared to US$389.4 million in the first half of 2008, mainly reflecting lower sales of welded pipes for electric conduits in the USA and sucker rods.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 17.3% in the semester ended June 30, 2009 compared to 15.4% in the corresponding semester of 2008, mainly due to the effect of fixed and semi-fixed expenses over lower revenues.

Net interest expenses decreased to US$50.8 million in the first half of 2009 compared to US$71.4 million in the same period of 2008 reflecting a lower net debt position and lower interest rates.

Other financial results recorded a loss of US$52.3 million during the first half of 2009, compared to a loss of US$9.6 million during the first half of 2008. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries' functional currency (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$57.9 million in the first half of 2009, compared to a gain of US$98.0 million in the first half of 2008. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$319.6 million in the first half of 2009, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to US$428.5 million in the first half of 2008, equivalent to 30% of income before equity in earnings of associated companies and income tax.

Income from discontinued operations amounted to a loss of US$28.1 million in the first half of 2009 corresponding to our Venezuelan operations that are being nationalized, compared to a gain of US$416.9 million in the corresponding period of 2008, of which US$394.3 million corresponded to the result of the sale of Hydril's pressure control business.

Income attributable to minority interest amounted to US$20.2 million in the first half of 2009, compared to US$69.5 million in the corresponding semester of 2008, mainly reflecting lower results at NKKTubes and at our Venezuelan subsidiaries.

Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris's website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended June 30,		Six-month period ended June 30,
	2009	2008	2009	2008
Continuing operations	(Unaudited)		(Unaudited)
Net sales	2,096,344	3,110,103	4,530,632	5,710,424
Cost of sales	(1,264,899)	(1,820,717)	(2,628,211)	(3,302,831)
Gross profit	831,445	1,289,386	1,902,421	2,407,593
Selling, general and administrative expenses	(395,926)	(469,669)	(783,006)	(878,038)
Other operating income (expense), net	1,278	(3,708)	3,024	(4,947)
Operating income	436,797	816,009	1,122,439	1,524,608
Interest income	8,163	16,493	12,737	28,681
Interest expense	(24,435)	(33,962)	(63,582)	(100,124)
Other financial results	(15,907)	4,235	(52,266)	(9,572)
Income before equity in earnings of associated companies and income tax	404,618	802,775	1,019,328	1,443,593
Equity in earnings of associated companies	66,514	48,102	57,935	97,963
Income before income tax	471,132	850,877	1,077,263	1,541,556
Income tax	(114,518)	(219,339)	(319,592)	(428,464)
Income for continuing operations	356,614	631,538	757,671	1,113,092

Discontinued operations
Result for discontinued operations	(20,176)	398,497	(28,138)	416,906

Income for the period	336,438	1,030,035	729,533	1,529,998

Attributable to:
Equity holders of the Company	343,268	987,471	709,315	1,460,514
Minority interest	(6,830)	42,564	20,218	69,484
	336,438	1,030,035	729,533	1,529,998

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousand of U.S. dollars)	At June 30, 2009		At December 31, 2008
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,122,122		2,982,871
Intangible assets, net	3,736,821		3,826,987
Investments in associated companies	575,628		527,007
Other investments	29,488		38,355
Deferred tax assets	217,686		390,323
Receivables	84,595	7,766,340	82,752	7,848,295
Current assets
Inventories	2,150,785		3,091,401
Receivables and prepayments	228,791		251,481
Current tax assets	203,244		201,607
Trade receivables	1,536,984		2,123,296
Available for sale assets	21,572		-
Other investments	273,450		45,863
Cash and cash equivalents	1,622,908	6,037,734	1,538,769	7,252,417

Total assets		13,804,074		15,100,712
EQUITY
Capital and reserves attributable to the Company’s equity holders		8,637,036		8,176,571
Minority interest		569,535		525,316
Total equity		9,206,571		8,701,887
LIABILITIES
Non-current liabilities
Borrowings	998,251		1,241,048
Deferred tax liabilities	867,000		1,053,838
Other liabilities	209,365		223,142
Provisions	79,470		89,526
Trade payables	2,418	2,156,504	1,254	2,608,808
Current liabilities
Borrowings	1,019,972		1,735,967
Current tax liabilities	333,638		610,313
Other liabilities	247,478		242,620
Provisions	51,385		28,511
Customer advances	256,922		275,815
Trade payables	531,604	2,440,999	896,791	3,790,017

Total liabilities		4,597,503		6,398,825

Total equity and liabilities		13,804,074		15,100,712

Consolidated Condensed Interim Cash Flow Statement (Unaudited)

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2009	2008	2009	2008
Cash flows from operating activities
Income for the period	336,438	1,030,035	729,533	1,529,998
Adjustments for:
Depreciation and amortization	126,320	134,390	248,061	268,873
Income tax accruals less payments	(179,194)	(17,791)	(329,690)	89,747
Equity in earnings of associated companies	(65,532)	(48,102)	(57,073)	(98,096)
Income from the sale of pressure control business	-	(394,323)		(394,323)
Interest accruals less payments, net	(47,865)	(62,202)	(23,698)	(7,894)
Changes in provisions	25,675	7,747	14,200	15,243
Changes in working capital	787,515	(326,894)	1,175,460	(545,614)
Other, including currency translation adjustment	127,781	(48,874)	117,792	(15,017)
Net cash provided by operating activities	1,111,138	273,986	1,874,585	842,917

Cash flows from investing activities
Capital expenditures	(106,506)	(116,911)	(226,335)	(205,366)
Acquisitions of subsidiaries and minority interest	(67,593)	(839)	(73,535)	(1,865)
Proceeds from the sale of pressure control business		1,113,805		1,113,805
Proceeds from disposal of property, plant and equipment and intangible assets	7,749	3,819	10,328	8,826
Investments in short terms securities	(210,337)	(216,483)	(227,587)	(264,401)
Dividends received	4,283	13,636	5,223	13,636
Other	-	-	-	(3,428)
Net cash (used in) provided by investing activities	(372,404)	797,027	(511,906)	661,207

Cash flows from financing activities
Dividends paid	(354,161)	(295,134)	(354,161)	(295,134)
Dividends paid to minority interest in subsidiaries	(27,176)	(55,136)	(27,176)	(55,136)
Proceeds from borrowings	69,096	299,701	263,841	430,088
Repayments of borrowings	(808,801)	(842,478)	(1,149,484)	(1,332,755)
Net cash used in financing activities	(1,121,042)	(893,047)	(1,266,980)	(1,252,937)
(Decrease) Increase in cash and cash equivalents	(382,308)	177,966	95,699	251,187

Movement in cash and cash equivalents
At the beginning of the period	1,968,707	1,072,985	1,525,022	954,303
Effect of exchange rate changes	31,992	68,098	(2,330)	113,559
Decrease due to deconsolidation	(9,696)	-	(9,696)	-
Increase in cash and cash equivalents	(382,308)	177,966	95,699	251,187
At June 30,	1,608,695	1,319,049	1,608,695	1,319,049

Cash and cash equivalents	At June 30,		At June 30,
	2009	2008	2009	2008
Cash and bank deposits	1,622,908	1,337,838	1,622,908	1,337,838
Bank overdrafts	(14,213)	(18,789)	(14,213)	(18,789)
	1,608,695	1,319,049	1,608,695	1,319,049

Contact:
Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com